EXHIBIT 99.1

Neptune Obtains Allowance of Patent Specific to Krill Oil and Announces Management Reorganization

LAVAL, Quebec, Jan. 24, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT ) (TSX:NTB) announces that the U.S. Patent & Trademark Office (the "USPTO") has allowed a second continuation patent application, application number 13/545,830, which claims the benefit of prior Neptune U.S. Patents No. 8,030,348 ("the '348 Patent") and 8,278,351 ("the '351 Patent").

This second continuation application contains only a single claim, which is directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market.

This second continuation application, which was filed less than six (6) months ago, was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with all prior art references and other materials, including all the documents referred to in all of the re-examination requests filed by Aker Biomarine ASA ("Aker") directed to the '348 and '351 Patents, as well as all the documents relating to the oppositions currently underway on related Neptune patents in Europe and Australia.

Tina Sampalis, M.D., Ph.D., Chief Global Strategy Officer of Neptune, stated: "This single claim patent, which will be granted shortly, not only covers Neptune's krill oil products but also the krill oil products of our competitors. The fact that the USPTO has allowed a second continuation patent is an indication to us that all the prior art, experimental evidence, and arguments submitted by Aker in the different re-examination and opposition proceedings relating to the other Neptune patents have no merit. It is becoming more and more difficult for our competitors to downplay or disregard Neptune's patent estate."

"We are continuously building and strengthening our intellectual property assets. Despite the tragic events suffered by Neptune on November 8, 2012, we are committed to maintaining our pioneering role in the krill oil industry and we intend to fully enforce our patents against anyone who infringes," she added.

Management Reorganization

Neptune also announces that, effective January 23, 2013, Henri Harland, President and Chief Executive Officer of Neptune, will cumulate for an interim period of time, during the implementation of Neptune's plan to resume production, the functions and responsibilities held previously by Michel Chartrand, as Chief Operating Officer, who will continue to hold office as member of the Board of Director. "Michel and I came to the conclusion that until Neptune resumes operations at its production plant; it was in Neptune's best interest to abolish the office of Chief Operating Officer for an interim period of time. We believe that Michel will better serve Neptune's interests by focusing on his responsibilities as Director of the company during his mandate," said Henri Harland.

"On behalf of the Neptune family, I want to thank Michel for his relentless efforts and devotion to Neptune's employees and families most affected by the recent tragic events," he added.

As part of the management reorganizational efforts announced previously by Neptune in its action plan going forward, Neptune also wishes to confirm that its directors, senior management and employees have accepted salary reductions of 20% for an interim period during the implementation of Neptune's plan to resume production.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") (TSX-V:APO) (Nasdaq:ACST) and NeuroBioPharm Inc. ("NeuroBioPharm"), in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012, in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com